UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 6)

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
PETER YANOFSKY
ERIC LAU TUNG CHING
FRANCIS CHOI
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles R. Spector
Fraser Milner Casgrain LLP
1 Place Ville-Marie, 39th Floor
Montréal (Québec) H3B 4M7
(514) 878-8800
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the per share price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be acquired. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819	Filing Party: 7293411 Canada Inc.
Form or Registration No.: Schedule T0-T	Date Filed: March 31, 2010

RULE 13E-3 TRANSACTION STATEMENT
This Amendment No. 6 amends and supplements the Rule 13E-3 Transaction Statement (as amended, this “Transaction Statement”) filed on March 31, 2010 with the Securities and Exchange Commission (“SEC”). This Amendment No. 6 is being filed on behalf of 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi (collectively, the “Filing Persons”).
This Schedule 13E-3 is amended and supplemented to include the following:
On July 9, 2010, Optimal Group Inc., a corporation incorporated under the laws of Canada (“Optimal”), held a special meeting to vote upon a special resolution, approving the amalgamation (the “Amalgamation”) of Optimal with 7533403 Canada Inc., a wholly owned subsidiary of the Offeror. The Amalgamation is the second and final step in the acquisition of Optimal by the Offeror. The special resolution was approved by a vote of 4,386,210 Shares, or 92.6% outstanding, in favor of the Amalgamation. In connection with the Amalgamation, shareholders (other than dissenting shareholders and the Filing Persons) will receive $2.40 for each share of Class “A” shares of Optimal held, which payment will be funded directly or indirectly by the Offeror.
Item 16.     Exhibits.

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Offeror and Optimal, dated July 9, 2010 (incorporated by reference to Optimal Group Inc.’s Schedule 13E-3 filed on July 9, 2010).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.
By:	/s/ Richard Yanofsky
	Name:	Richard Yanofsky
	Title:	President

Date:  July 9, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky

Date:  July 9, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Yanofsky
Peter Yanofsky

Date:  July 9, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Lau Tung Ching
Eric Lau Tung Ching

Date:  July 9, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis Choi
Francis Choi

Date:  July 9, 2010

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